Exhibit 12.1

Intel Corporation
Statement Setting Forth the Computation
of Ratios of Earnings to Fixed Charges

(in millions, except ratios)

Nine Months Ended

Sept. 29,	Sept. 30,
2001	2000

Income before taxes	$1,389	$11,766

Add fixed charges net of capitalized interest	91	62

Income before taxes and fixed charges (net of capitalized interest)	$1,480	$11,828

Fixed charges:

Interest	$41	$26

Capitalized interest	5	5

Estimated interest component of rental expense	50	36

Total	$96	$67

Ratio of earnings before taxes and fixed charges, to fixed charges	15	177